[SHIP]
                            [THE VANGUARD GROUP LOGO]

                                 March 23, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission         VIA ELECTRONIC FILING
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

            RE:        VANGUARD CALIFORNIA TAX-FREE FUNDS
                       VANGUARD FLORIDA TAX-FREE FUND
                       VANGUARD MASSACHUSETTS TAX-EXEMPT FUNDS
                       VANGUARD NEW JERSEY TAX-FREE FUNDS
                       VANGUARD NEW YORK TAX-FREE FUNDS
                       VANGUARD OHIO TAX-FREE FUNDS
                       VANGUARD PENNSYLVANIA TAX-FREE FUNDS

Dear Mr. Sandoe:

     The following responds to your comments of March 17, 2006, on the post-effective amendments to the registration statements on Form N-1A of the above-named registrants ("Post-Effective Amendments"). You commented on the Post-Effective Amendments that were filed with the Commission on January 30, 2006, pursuant to Rule 485(a) under the Securities Act of 1933.

     Set forth below are the staff's comments and the Funds' responses. In this letter, the series of the registrants are referred to collectively as "Funds" and individually as a "Fund."

COMMENT 1: PROSPECTUS - FUND PROFILE - PRIMARY INVESTMENT STRATEGIES (ALL FUNDS)

Comment: The Primary Investment Strategies section states that the Fund invests at least 80% of its assets in municipal securities that are exempt from federal and state taxes. Please indicate that the securities are also exempt from alternative minimum tax.

Response: Each Fund's prospectus currently discloses, under the heading "More on the Fund - Security Selection," (which appears on page 14 of the prospectus for California Tax-Exempt Money Market Fund), that up to 20% of Fund assets may be invested in securities that are subject to the alternative minimum tax. Each Fund's respective policy on investing in securities subject to the alternative minimum tax is a non-fundamental policy and complies with the Investment Company Names Rule and related staff guidance. We believe that the current placement of the disclosure on investing in securities subject to the alternative minimum tax is appropriate.

March 24, 2006
Christian Sandoe, Esq.
Page 2 of 5


COMMENT 2:PROSPECTUS - FUND PROFILE - PRIMARY INVESTMENT STRATEGIES  (CALIFORNIA
          INTERMEDIATE-TERM TAX-EXEMPT FUND)

Comment: This section states that the dollar-weighted average maturity for the Fund is expected to be between 6 and 12 years. The release adopting Rule 35d-1 under the Investment Company Act refers to a dollar-weighted average maturity of between 3 and 10 years for intermediate-term bond funds.

Response: The guide referred to in the Rule 35d-1 adopting release assumes, with respect to maturity, only three categories of bond funds: short-term, intermediate-term, and long-term. Although this is a common categorization, it is not the one Vanguard uses for its tax-exempt bond funds. Vanguard offers four such categories, which are managed to the following dollar-weighted average maturities:

          Short-Term                1-2 years
          Limited-Term              2-6
          Intermediate-Term 6-12
          Long-Term                 12-25

          Because four categories are used, rather than three, we believe that any advantage gained by the application of the staff's uniform standard is outweighed by the disadvantages of placing a fund into an artificial, and inappropriate, maturity range.

          Changing the maturity range for the fund to 3 to 10 years would not be in shareholders' best interests because it would result in an overlap in the maturity range between Vanguard's Limited-Term and Intermediate-Term Tax-Exempt Funds. We think investors are better served with a menu of offerings in which the average maturities of the funds are clearly delineated and do not overlap.

          We acknowledge that the staff should prevent funds from using names that are potentially misleading. However, under any reasonable interpretation of the applicable guide and Rule 35d-1, an average maturity range of 6-12 years qualifies as "intermediate-term." The name of Vanguard's California Intermediate-Term Tax-Exempt Fund is not misleading, particularly in the context of the other tax-exempt funds offered by Vanguard.

March 24, 2006
Christian Sandoe, Esq.
Page 3 of 5




COMMENT 3:PROSPECTUS - FREQUENT TRADING OR MARKET-TIMING (ALL FUNDS)

Comment: Each Fund's broad policies with respect to frequent trading and market-timing are disclosed in the prospectus under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of a Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading or Market-Timing."

Response: We believe that each Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to
          Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed in one place in the prospectus. As such, we believe that it is appropriate to have the general discussion of fund policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing With Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

          We believe that removing the disclosure from the "Investing With Vanguard" section and combining the disclosure into a single "Frequent Trading or Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading or Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

COMMENT 4:STATEMENT  OF  ADDITIONAL  INFORMATION  - PORTFOLIO  MANAGER  MATERIAL
          CONFLICTS (ALL FUNDS)

Comment: The Statement of Additional Information states that the portfolio managers manage other accounts and as a result, conflicts of interest may arise. Please identify the conflicts that may arise.

Response: The portfolio managers may manage multiple accounts for multiple clients, including other mutual funds, separate accounts, collective trusts, and offshore funds. The conflicts of interest that may arise relate to allocation of investment opportunities and aggregation of trades. The Statement of Additional Information currently discloses that potential conflicts of interest are addressed through trade

March 24, 2006
Christian Sandoe, Esq.
Page 4 of 5

          allocation policies and procedures that are designed to address situations where two or more funds or accounts participate in investment decisions involving the same securities. We believe that because we mention policies to address conflicts related to trade allocation and aggregation, there is no need to disclose one sentence earlier that the conflicts are in fact trade allocation and aggregation.

COMMENT 5:STATEMENT OF ADDITIONAL  INFORMATION - PORTFOLIO MANAGER  COMPENSATION
          (ALL FUNDS)

Comment:  Enhance the disclosure concerning portfolio manager compensation.

Response: Form N-1A requires the registrant to describe "the structure of, and the method used to determine, the compensation of each Portfolio Manager required to be identified in response to Item 5(a)(2). For each type of compensation (e.g., salary, bonus, deferred compensation, retirement plans, and arrangements), describe with specificity the criteria on which that type of compensation is based, for example, whether compensation is fixed, whether (and, if so, how) compensation is based on Fund pre- or after-tax performance over a certain time period, and whether (and, if so, how) compensation is based on the value of assets held in the Fund's portfolio. For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured."

          We believe that the description of the compensation structure for the portfolio managers of the Funds is consistent with the requirements of
          Item 15(b) of Form N-1A. The Statement of Additional Information discloses that the portfolio managers receive a base salary that is generally a fixed amount and a bonus that is determined by a number of factors, including pre-tax performance of the Fund. We state that the performance factor is not based on the value of assets held in the portfolio. We further state that, for intermediate- and long-term tax-exempt funds, the performance factor depends on how successfully the portfolio manager outperforms expectations for how the Fund should have performed and maintains the risk parameters of the Fund over a three-year period. For tax-exempt money market funds, the performance factor depends on how successfully the portfolio manager maintains the credit quality of the Fund and, consequently, how the Fund performs relative to the expectations over a one-year period. Finally, we
          provide   disclosure  of  the  additional  factors  that  determine  a portfolio manager's bonus. The current disclosure also includes a description of the long-term incentive compensation program.

March 24, 2006
Christian Sandoe, Esq.
Page 5 of 5


TANDY REQUIREMENTS
------------------

Comment: The Commission is now requiring all registrants to provide, at the end of response letters to registration statement comments, the following statements:


          o Each fund is responsible for the adequacy and accuracy of the disclosure in the filing.


          o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

          o Each fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         We will provide the foregoing acknowledgements.

                                      * * *

As required by the SEC, the Funds acknowledge that:

          o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

          o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

          o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     Please contact me at (610) 503-5693 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Natalie S. Bej
Associate Counsel